SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  E-Loan, Inc.
________________________________________________________________________________
                                (Name of Issuer)


                         Common Stock ($0.001 par value)
________________________________________________________________________________
                         (Title of Class of Securities)


                                   26861P 10 7
________________________________________________________________________________
                                 (CUSIP Number)


                                 April 25, 2003
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.      26861P 10 7
         _________________

__________ ___________________________________________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Charles Schwab Corporation

__________ ___________________________________________________________________________________________________________________
    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                                                         (a) [ ]
                                                                                                         (b) [ ]

__________ ___________________________________________________________________________________________________________________
    3      SEC USE ONLY



__________ ___________________________________________________________________________________________________________________
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware, USA

__________________________ ________ __________________________________________________________________________________________
                              5     SOLE VOTING POWER   0

        NUMBER OF
                           ________ __________________________________________________________________________________________
         SHARES               6     SHARED VOTING POWER  0
      BENEFICIALLY
        OWNED BY
                           ________ __________________________________________________________________________________________
          EACH                7     SOLE DISPOSITIVE POWER  0
        REPORTING

                           ________ __________________________________________________________________________________________
         PERSON               8     SHARED DISPOSITIVE POWER  1,389,000
          WITH
__________ ___________________________________________________________________________________________________________________
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,389,000

__________ ___________________________________________________________________________________________________________________
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not applicable

__________ ___________________________________________________________________________________________________________________
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.3%

__________ ___________________________________________________________________________________________________________________
   12      TYPE OF REPORTING PERSON*

           HC

__________ ___________________________________________________________________________________________________________________


                                                                               2




CUSIP NO.      26861P 10 7
        __________________

__________ ___________________________________________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Charles Schwab & Co., Inc.

__________ ___________________________________________________________________________________________________________________
    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                                                         (a) [ ]
                                                                                                         (b) [ ]

__________ ___________________________________________________________________________________________________________________
    3      SEC USE ONLY



__________ ___________________________________________________________________________________________________________________
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

             California, USA

__________________________ ________ __________________________________________________________________________________________
                              5     SOLE VOTING POWER   0

        NUMBER OF
                           ________ __________________________________________________________________________________________
         SHARES               6     SHARED VOTING POWER  0
      BENEFICIALLY
        OWNED BY
                           ________ __________________________________________________________________________________________
          EACH                7     SOLE DISPOSITIVE POWER  0
        REPORTING

                           ________ __________________________________________________________________________________________
         PERSON               8     SHARED DISPOSITIVE POWER  1,389,000
          WITH
__________ ___________________________________________________________________________________________________________________
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,389,000

__________ ___________________________________________________________________________________________________________________
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not applicable

__________ ___________________________________________________________________________________________________________________
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.3%

__________ ___________________________________________________________________________________________________________________
   12      TYPE OF REPORTING PERSON*

           BD

__________ ___________________________________________________________________________________________________________________

                                  SCHEDULE 13G

ITEM 1(a).    NAME OF ISSUER:

              E-Loan, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              5875 Arnold Road, Suite 100
              Dublin, California 94568

ITEM 2(a).    NAMES OF PERSONS FILING:

              The Charles Schwab Corporation ("TCSC")
              Charles Schwab & Co., Inc. ("CS&Co")

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICES:

              The address for each of the reporting persons is:

              101 Montgomery Street, San Francisco, CA 94104

ITEM 2(c).    CITIZENSHIP:

              TCSC:  Delaware, USA
              CS&Co:  California, USA

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              E-Loan, Inc. Common Stock ($0.001 Par Value) ("Common Stock")

ITEM 2(e).    CUSIP NUMBER:

              26861P 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO ss240.13d-1(b) or 140.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable

ITEM 4.       OWNERSHIP.

              (a)   Amount beneficially owned:

                    1,389,000

              (b)   Percent of Class:

                    2.3%

              (c)   Number of shares as to which such person has:

                            (i)   Sole power to vote or to direct the vote:  0

                            (ii)  Shared power to vote or to direct the vote: 0

                            (iii) Sole  power  to  dispose  or  to  direct  the
                                  disposition: 0

                            (iv) Shared power to dispose or to direct the disposition: 1,389,000, of which CS&Co has a warrant for 1,389,000 shares of E-Loan Common Stock exercisable at a price of $5.00 per share.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              CS&Co. is a wholly owned subsidiary of TCSC.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not Applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable

ITEM 10.      CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  May 30, 2003             THE CHARLES SCHWAB CORPORATION


                                 /s/ CHRISTOPHER V. DODDS
                                 _______________________________________________
                                 By: Christopher V. Dodds
                                     Executive Vice President and
                                     Chief Financial Officer



                                 CHARLES SCHWAB & CO., INC.


                                 /s/ CHRISTOPHER V. DODDS
                                 _______________________________________________
                                 By: Christopher V. Dodds
                                     Executive Vice President and
                                     Chief Financial Officer


                               INDEX TO EXHIBITS


Exhibit       Exhibit Description
_______       ___________________

   A          Agreement of joint filing

                                                                       EXHIBIT A


                            AGREEMENT OF JOINT FILING


The undersigned agree that a single Schedule 13G and any amendment thereto relating to the common stock of E-Loan, Inc., $0.001 par value, shall be filed on behalf of each of the undersigned.




Dated:  December 3, 2002        THE CHARLES SCHWAB CORPORATION


                                 /s/ CHRISTOPHER V. DODDS
                                 _______________________________________________
                                 By: Christopher V. Dodds
                                     Executive Vice President and
                                     Chief Financial Officer



                                 CHARLES SCHWAB & CO., INC.


                                 /s/ CHRISTOPHER V. DODDS
                                 _______________________________________________
                                 By: Christopher V. Dodds
                                     Executive Vice President and
                                     Chief Financial Officer